Exhibit 10.24

February 25, 2005

Nicholas Newman-Young
c/o Montpelier Re Holdings Ltd.
Mintflower Place, 8 Par-La-Ville Road
Hamilton HM08, Bermuda

Re: Montpelier Re Holdings Ltd. Share Option Plan

Dear Mr. Newman-Young:

     As you are aware, Montpelier Re Holdings Ltd. (the “Company”) intends to declare a special cash dividend (the “Dividend”) payable to our shareholders on March 31, 2005. In connection with the Dividend, the Board of Directors has decided to permit holders of options to purchase common shares of the Company (“Common Shares”) granted under the Montpelier Re Holdings Ltd. Share Option Plan (the “Plan”), upon execution of this letter agreement, effective as of the above-written date, to exercise vested and unvested options through a net share exercise of such options, on the terms and conditions described below.

     In consideration of the promises contained herein and for other good and valuable consideration, the sufficiency of which is acknowledged, the parties agree as follows:

     1. Exercise of Options. You will exercise all outstanding options to purchase Common Shares you hold on March 5, 2005. The exercise price with respect to such options shall be satisfied by withholding a number of Common Shares which otherwise would have been delivered to you having a fair market value on the date of exercise equal to the aggregate exercise price of the options. For purposes of this Section 1, “fair market value” means the average of the average high and low share price of a Common Share for the three trading days preceding and including the date of exercise.

     2. Restricted Shares. (a) Pursuant to Section 5 of the Plan, Common Shares you receive upon the exercise of unvested options shall be subject to vesting restrictions applicable to such options and the other restrictions on transfer set forth below. These shares in respect of options outstanding (the “Restricted Shares”) shall be subject to the same vesting schedule and vesting provisions as the original option to which the shares relate, as follows:

	Options (to be converted to
Exercise Price	Restricted Shares)	Vesting Date
$18.33	15,000	Vested
$19.17	15,000	September 30, 2005
$20.00	15,000	September 30, 2006

     (b) Subject to your remaining employed with the Company on the applicable Vesting Date or as otherwise provided in Section 4(c) of the Plan or in your award agreement with respect to the original option, when a Vesting Date occurs the Company shall deliver to you a certificate for the number of Common Shares as to which the Vesting Date occurs without legend or restrictions. Until such time, Restricted Shares shall not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Any Restricted Shares that do not vest in accordance with their terms will automatically be forfeited by you.

     (c) During the period that the Restricted Shares are outstanding, you shall have the right to receive any dividends paid with respect to Common Shares in the same form and at the same time as dividends are paid to shareholders of the Company.

     3. Interpretation. The Board of Directors of the Company (the “Board”) or Compensation and Nominating Committee of the Board (the “Committee”) shall have the exclusive authority to make all decisions and/or interpretations with respect to the subject matter contained herein.

     4. Withholding. The Company shall have the right to deduct any federal, state or local income or other taxes required by law to be withheld with respect to the Restricted Shares, as it may deem necessary or appropriate, in its sole discretion.

     5. Governing Law. The terms of this letter agreement shall be governed by and construed in accordance with the laws of Bermuda, without regard to conflict of laws principles.

Sincerely, MONTPELIER RE HOLDINGS LTD.
By:	Kernan V. Oberting
	Name:	Kernan V. Oberting
	Title:	Chief Financial Officer

ACCEPTED BY:

     /s/ Nicholas Newman-Young